EXHIBIT 35.2

WASHINGTON MUTUAL MORTGAGE SECURITIES CORP.

OFFICER’S CERTIFICATE
ANNUAL STATEMENT OF COMPLIANCE

            I, Barbara Campbell, an authorized officer of Washington Mutual Mortgage Securities Corp. (the “Administrative Agent”), do hereby certify to WaMu Asset Acceptance Corp. (the “Depositor”) and Washington Mutual Bank (the “Servicer”), pursuant to the Amended and Restated Administrative Agent Agreement dated as of February 1, 2005 (the “Servicing Agreement”) by and between the Servicer, and the Administrative Agent the following with respect to Washington Mutual Mortgage Pass-Through Certificates WMALT Series 2007-OA2 Trust for the 2007 fiscal year  (the “Relevant Year”):

1.                A review of the activities of the Administrative Agent during the Relevant Year and of performance under the Servicing Agreement has been made under my supervision.

2.               To the best of my knowledge, based on such review, the Administrative Agent has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Relevant Year, except that, prepayment fees due to investors were calculated incorrectly by the Administrative Agent on certain loans with deferred interest, which amounts are required to be passed to investors in accordance with Section 3.04(b)(iv) of the applicable pooling and servicing agreement. The amount due as a result of these miscalculations will be delivered to the Trustee for distribution once analysis of this matter has been completed and the amounts due have been determined.  Processes and procedures have been implemented and are currently being validated to provide for more accurate calculation of prepayment fees.

Dated as of March 1, 2008.

/s/ Barbara Campbell Name: Barbara Campbell Title: First Vice President